EXHIBIT 12

Calculation of Earnings to Fixed Charges

					December 31,	Three months ended December 31,		Six months ended June 31,		Nine months ended September 31,
	1998	1999	2000	2001	2002	2000	2001	2003	2002	2003	2002
Total interest	2,743	3,667	6,297	5,064	2,138	1,590	681	945	1,165	1,474	1,665
Amortization of financing cost	278	354	1,113	1,268	392	333	170	176	267	315	329

Fixed charges	3,021	4,021	7,410	6,332	2,530	1,923	851	1,121	1,432	1,789	1,994

Pretax income	(10,436)	(8,398)	(6,155)	1,419	17,907	(893)	1,085	11,982	6,895	19,314	12,410
Add fixed charges	3,021	4,021	7,410	6,332	2,530	1,923	851	1,121	1,432	1,789	1,994

Adjusted earnings	(7,415)	(4,377)	1,255	7,751	20,437	1,030	1,936	13,103	8,327	21,103	14,404

Earnings to fixed charges ratio	-245%	-109%	17%	122%	808%	54%	227%	1169%	581%	1180%	722%